Exhibit 99.1

Cazoo Reports Strong Second Quarter and First Half 2023 Financial Results

Significant continued improvement in Retail GPU

Year-on-year adjusted EBITDA loss reduced by over 50%

Further £20+ million of annual cash savings identified for 2024

●	Strong Q2 2023 Retail GPU of £1,290, up 32% QoQ and 317% YoY
●	Q2 2023 Gross margin at 4.7%, up 3.7 ppts YoY with Gross Profit of £23m in H1 2023
●	Cost reductions lead to significant improvement in adjusted EBITDA in H1 2023
●	Cash reserves remain strong with £195m of cash and ~£35m of self-financed inventory
●	2023 guidance reiterated

London and New York, August 1, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading independent online car retailer, which makes buying and selling a car as simple as ordering any other product online, announces its financial results for the three and six months ended June 30, 2023.

Paul Whitehead, Chief Executive Officer of Cazoo, commented, “I am pleased with the decisive and meaningful progress we have made to improve unit economics, optimize our fixed cost base and maximize our cash runway in the first six months of 2023. The results show tangible progress across all areas of the business.

“Our Q2 and H1 2023 results are in line with our expectations and our cash position remains strong, as we continue to reduce costs and target every area of our business for greater operating efficiencies. Through the recent UK restructuring and the wind-down of our EU business, we have rightsized the operational footprint and headcount, optimizing the business for today, with a view to future growth.”

Paul Woolf, Chief Financial Officer of Cazoo, added, “The results reported today demonstrate sustained improvement in Retail GPU, fixed and variable cost reduction in line with our plans, and better adjusted EBITDA. In Q2 2023, we delivered further sequential uplift to Retail GPU to £1,290, up 32% from £980 in Q1 2023 and 317% year-on-year from £309 in Q2 2022. For H1 2023, Retail GPU averaged £1,106 (up 389% from £226 in H1 2022) and gross profit grew to £23 million from £6 million a year ago with gross margin improving from 1.0% to 5.4%. Ancillary revenue continues to grow – notwithstanding the challenging economic environment – with over 53% of buyers attracted by our proposition to finance their purchase directly through our platform entirely online.

“Encouraging progress on reducing fixed and variable costs post the restructuring changes executed earlier in the year supports our adjusted EBITDA guidance for the year in the range of £(100) million to £(120) million. We have identified a further £20+ million of annualized cash savings expected to be delivered in H2 2023 that will benefit our performance in 2024. Lower restructuring charges and lower EU exit costs helped us to preserve cash in the first half of the year and allow us to reiterate our expectations for the year-end cash of £110 million to £130 million.”

Summary Results (from continuing operations)

	Three months ended June 30,				Six months ended June 30,
	2023	2022[1]	Change, %		2023	2022[1]	Change, %
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
Vehicles Sold	11,538	21,891	(47)%		28,985	40,570	(29)%
Retail	9,124	15,784	(42)%		22,438	28,628	(22)%
Wholesale	2,414	6,107	(60)%		6,547	11,942	(45)%

Revenue (£m)[2]	171	304	(44)%		419	583	(28)%
Retail (£m)	155	264	(41)%		376	498	(24)%
Wholesale (£m)	15	32	(53)%		36	69	(48)%
Other (£m)	1	8	(88)%		7	16	(56)%
Retail GPU (£)[3]	1,290	309	317%		1,106	226	389%
Gross Profit (£m)	8	3	167%		23	6	283%
Gross margin (%)	4.7%	1.0%	3.7	ppts	5.4%	1.0%	4.4	ppts
Loss for the period (£m)					(151)	(241)	37%
Adj. EBITDA (£m)[4]					(70)	(142)	51%
Adj. EBITDA margin (%)[5]					(16.7)%	(24.4)%	7.7	ppts

[1]	The Q2 2022 and H1 2022 comparatives have been restated to show the EU segment as a discontinued operation.
[2]	Revenue excludes £nil of sales where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2022: £2 million). Retail revenue comprises ancillary products, including financing and warranty. These amounts were previously included in “Other sales”. In 2023, “Other sales” comprises revenue from walk-in servicing, subscription services, third-party reconditioning and the provision of data services. The comparatives for 2022 have been restated for consistency.
[3]	Retail GPU (Gross Profit per Unit) is derived from retail revenues divided by retail units sold (net of returns). Retail revenue also comprises ancillary products, including financing and warranty.
[4]	Adjusted EBITDA is defined as loss for the period from continuing operations, adjusted for tax, finance income, finance expense, depreciation and impairment of tangible assets, amortization and impairment of intangible assets, share-based payment expense, fair value movement in Convertible Notes, embedded derivative, and warrants and foreign exchange movements and exceptional items. For a reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”) see the section titled “Unaudited Adjusted EBITDA Reconciliation”.
[5]	Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to Revenue.

Second Quarter 2023 Financial highlights

●	Record retail GPU at £1,290 (up 32% QoQ and 317% YoY), as unit economics continue to improve
●	Revenue of £171 million, down 44% YoY, due to fewer retail units sold, in line with guidance
●	Gross profit of £8 million, with gross margin of 4.7% (Q2 2022: 1.0%)
●	Ancillary revenue per retail unit sold at £848 (Q2 2022: £585) due to the continuous improvement in our proposition
●	Finance attachment rate grew further to 53.2% (Q1 2023: 52.4%) against the UK used car market-wide decline of finance sales volume

First Half 2023 Financial and Strategic highlights

●	Record Retail GPU at £1,106 (up 389% YoY) driven by focus on unit economics
●	Revenues of £419 million, down 28% YoY, due to lower volume of retail units sold
●	Gross profit of £23 million, with gross margin of 5.4% (H1 2022: 1.0%)
●	Ancillary revenue per retail unit sold at £765 (H1 2022: £611) due to the strength of our proposition
●	Finance attachment rate at 52.8% (H1 2022: 45.8%)
●	Marked improvement in adjusted EBITDA to £(70) million compared to £(142) million in H1 2022
●	EU exit complete with full focus now on the UK used car market opportunity
●	Rightsizing of operational footprint and headcount executed; baseline re-set

Cash flow and liquidity for H1 2023 as of June 30, 2023

●	Cash & cash equivalents of £195 million as of June 30, 2023 (December 31, 2022: £258 million)
●	Cash position better than expected due to better adjusted EBITDA, lower restructuring costs and timing benefits
●	Self-financed inventory of ~£35 million as of June 30, 2023 (December 31, 2022: ~£75 million)
●	Net decrease in cash and cash equivalents for the period of £61 million (H1 2022: £259 million net decrease excluding the capital raise)

Outlook for 2023 reiterated

●	50,000-60,000 total unit sales, of which 40,000-50,000 Retail units
●	Full-year Retail GPU approaching £1,200
●	2023 Retail GPU exit rate approaching £1,500
●	Adjusted EBITDA in the range of £(100) million to £(120) million
●	Year-end cash and cash equivalents in the range of £110 million to £130 million

We believe we have made meaningful progress in H1 2023. Since Q2 2022 we have maintained strong momentum in improving Retail GPU, while executing at pace the strategic changes at the Company. Over the last 12 months we implemented restructuring changes, rightsized our operational footprint and headcount, exited the EU businesses and consolidated our resources in the UK market. We delivered steady progression in our Retail GPU up to £1,290 by Q2 2023 from £309 in Q2 2022.

For the balance of 2023, our focus remains fully on improving unit economics, optimizing our fixed cost base and maximizing our cash runway. We reiterate our plan to sell 40,000-50,000 UK retail units (total units of 50,000-60,000, the balance being made up by wholesale units). With the sequential improvement in Retail GPU delivered so far, we reiterate our expectations for the full-year Retail GPU to be around £1,200 and to approach £1,500 by the end of 2023. We are maintaining our adjusted EBITDA guidance for the year in the range of £(100) million to £(120) million. Cash and cash equivalents at the end of 2023 are expected to be in the range of £110 million to £130 million in addition to c.£15-25 million of self-funded retail inventory. We have also identified a further ~£20 million of annualized cash savings expected to be delivered in H2 2023 that will benefit our performance in 2024.

Conference Call

Cazoo will host a conference call today, August 1, 2023, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available until January 31, 2024 on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) uncertainty as to whether discussions with holders of our Convertible Notes will progress or result in any changes to Cazoo’s capital structure, which could be material, and, if so, the terms of any such changes; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cautionary Statement

The financial results for the three and six months ended June 30, 2023, and as of June 30, 2022, presented in this announcement are preliminary, unaudited and represent the most recent current information available to Cazoo’s management. Preliminary financial results are subject to risks and uncertainties, many of which are not within Cazoo’s control. Cazoo’s actual results may differ from these estimated financial results, including due to the completion of its financial closing procedures, final adjustments that may arise between the date of this press release and the time that financial results for the three and six months ended June 30, 2023, and as of June 30, 2022, are finalized, and such differences may be material. In addition, these financial results do not reflect important limitations, qualifications and details that will be included in the full financial statements to be included in a Report on Form 6-K to be filed with the SEC. The preliminary results included herein have been prepared by, and are the responsibility of, Cazoo’s management. Cazoo’s independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, Cazoo’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Non-IFRS Financial Measures

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA and Adjusted EBITDA Margin (together, the “Non-IFRS Measures”)

In addition to Cazoo’s results determined in accordance with IFRS, the Company believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information for management and investors to assess the underlying performance of the business as they remove the effect of certain non-cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period from continuing operations. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA Margin include that they do not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Cazoo urges investors to review the reconciliation of Adjusted EBITDA to loss for the period from continuing operations included below, and not to rely on any single financial measure to evaluate its business.

Adjusted EBITDA is defined as loss for the period from continuing operations adjusted for tax, net finance expense, depreciation and impairment of tangible assets, amortization and impairment of intangible assets, share-based payment expense, fair value movement in Convertible Notes, embedded derivative, and warrants and and foreign exchange movement in warrants and convertible notes and exceptional items.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Robyn Greenacre, Head of Communications, robyn.greenacre@cazoo.co.uk

Brunswick: Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended:

	Jun-23	Jun-22[1]	Change
	£‘m	£‘m	£‘m
Continuing operations
Revenue[2]	419	583	(164)
Cost of sales	(396)	(577)	181
Gross profit	23	6	17

Marketing expenses	(19)	(38)	19
Selling and distribution expenses	(35)	(51)	16
Administrative expenses	(104)	(262)	158
Loss from operations	(135)	(345)	210

Net finance expense	(30)	(20)	(10)
Other income and expenses[3]	14	158	(144)
Loss before tax	(151)	(207)	56

Tax credit	-	6	(6)
Loss for the period from continuing operations	(151)	(201)	50

Profit/(Loss) for the period from discontinued operations	1	(40)	41

Loss for the period	(150)	(241)	91

[1]	The H1 2022 comparatives have been restated to show the EU segment as a discontinued operation.
[2]	Revenue excludes £nil sales in H1 2023 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (H1 2022: £2 million).
[3]	Other income and expenses includes fair value movement in the Convertible Notes, embedded derivative, and warrants and foreign exchange movements.

UNAUDITED ADJUSTED EBITDA RECONCILIATION

Reconciliation of loss for the period from continuing operations to adjusted EBITDA

	Jun-23	Jun-22
	£‘m	£‘m
Loss for the period	(150)	(241)
(Profit)/Loss for the period from discontinued operations	(1)	40
Loss for the period from continuing operations	(151)	(201)

Adjustments:
Tax credit	-	(6)
Finance income	(3)	(1)
Finance expense	33	20
Depreciation and impairment of tangible assets[1]	38	21
Amortization and impairment of intangible assets[2]	4	142
Share-based payment expense	2	35
Fair value movement in Convertible Notes, embedded derivative, and warrants and foreign exchange movements	(14)	(158)
Exceptional items[3]	21	6
Total adjustments	81	59

Adjusted EBITDA[4]	(70)	(142)

[1]	Depreciation and impairment of tangible assets includes a non-cash impairment charge of £16 million (2022: £nil) largely related to the various restructuring activities undertaken by the Group.
[2]	Amortization and impairment of intangible assets includes a non-cash impairment charge of £nil (2022: £135 million) largely related to the various restructuring activities undertaken by the Group.
[3]	Exceptional items primarily relate to restructuring costs.
[4]	Adjusted EBITDA is defined as loss for the period from continuing operations, adjusted for tax, finance income, finance expense, depreciation and impairment of tangible assets, amortization and impairment of intangible assets, share-based payment expense, fair value movement in Convertible Notes, embedded derivative, and warrants and foreign exchange movements and exceptional items.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at:

	Jun-23	Dec-22
	£‘m	£‘m
Property, plant and equipment and right-of-use assets[1]	152	242
Intangible assets	17	16
Inventory[2]	127	233
Other net working capital	(19)	(6)
Cash and cash equivalents	195	246
Loans and borrowings[3]	(86)	(182)
Convertible Notes and embedded derivative	(355)	(349)
Warrants	-	(1)
Lease liabilities	(94)	(117)
Provisions	(15)	(35)
Assets held for sale[4]	-	66
Liabilities directly associated with the assets held for sale[4]	-	(40)
Net (liabilities)/assets	(78)	73

Equity
Share capital, share premium and merger reserve	1,347	1,347
Retained earnings	(1,428)	(1,279)
Foreign currency translation reserve	3	5
Total equity	(78)	73

[1]	Property, plant and equipment and right-of-use assets includes £22m of subscription vehicles (2022: £59m)
[2]	Inventory consists of vehicles purchased, direct and indirect vehicle reconditioning costs, including parts and labour and inbound transportation costs. Inventory includes vehicles which have been ordered but not delivered which remain in inventory until the revenue is recognized.
[3]	Loans and borrowings comprises stocking loans and facilities used to finance subscription vehicles and transporters.
[4]	The German subscription business, Cluno, was presented as a disposal group held for sale at December 31, 2022.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended:

	Jun-23	Jun-22
	£‘m	£‘m
Cash flows from operating activities:
Loss for the period	(150)	(241)

Adjustments for:
Tax credit	-	(10)
Net finance expense	30	22
Depreciation, amortization and impairment of tangible and intangible assets	43	169
Share-based payment expense	2	35
Fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements	(14)	(158)
Other adjustments to reconcile loss for the period to operating cash flow	7	-
Movement in provisions	(23)	5
	(105)	(178)
Working capital movements	143	(37)
Interest and tax credit received	3	1
Net cash from/(used in) operating activities	41	(214)

Cash flows from investing activities:
Purchases and disposals of property, plant and equipment	1	(19)
Purchases and development of intangible assets	(4)	(15)
Acquisition of subsidiaries, net of cash acquired	-	(34)
Disposal of subsidiaries, net of cash disposed	26	-
Proceeds from sale and leasebacks and lease modifications	-	18
Net cash from/(used in) investing activities	23	(50)

Cash flows from financing activities:
Net proceeds from Convertible Notes	-	460
Vehicle financing activities	(103)	29
Interest paid	(9)	(8)
Lease payments and other financing activities	(13)	(16)
Net cash (used in)/from financing activities	(125)	465

Net (decrease)/increase in cash and cash equivalents	(61)	201

Cash and cash equivalents at the beginning of the period	258	193
Net foreign exchange difference	(2)	7

Cash and cash equivalents at the end of the period	195	401